VIEW SYSTEMS, INC.

1550 Caton Center Drive

Suite E

Baltimore, MD 21227

December 16, 2009

Jay Knight

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 31, 2009, as amended June 29, 2009

File No.000-30178

Dear Mr. Knight:

Thank you for your comment letter dated December 1, 2009.  The following is View Systems, Inc.’s (the “Company” or “we”) response to your comment.

Form 10-Q for the quarterly period ended September 30, 2009

1.

In comment two in our letter dated October 14, 2009, we asked that in future filings you either delete the statement that you expect the Mastec subcontracting jobs will provide you with a “substantial revenue stream for a significant number of years” or provide additional disclosure regarding the uncertainty of this expectation. However, your most recent Form 10-Q continues to make this statement without additional clarifying disclosure. Therefore, please amend your Form 10-Q to delete this statement or provide additional disclosure regarding the uncertainty of this expectation.

Response:

We did not change our disclosure because we interpreted the Staff’s comment as being optional. The Staff’s comment provided that, “Since your response discloses significant uncertainty regarding the future revenue stream resulting from these subcontracting jobs, in future filings please consider deleting this statement, or provide additional disclosure regarding the uncertainty of this expectation”, making it seem as if our correction was optional.  We also informed the Staff in our response letter dated November 20, 2009 that “We should have greater certainty of our Mastec prospects in the fourth quarter of 2009 or the first quarter of 2010 and will make appropriate adjustments in relevant reports.”

In light of the Staff’s new comment above, we will amend our September 30, 2009 Form 10-Q’s disclosure of the Mastec activities in Item 2 to state that:

Since we have invested in tools, vehicles and testing equipment to enter the fiber optics installations arena, several opportunities have been presented to us and we have investigated the potential and probabilities of success.  We advertised the receipt of several multi-million dollar contracts with Verizon.  The contracts were presented by several individuals associated from HC Professional, LLC.  Verizon informed us that neither the individuals nor HC Professional were associated with it.  Meanwhile, a Verizon employee referred us to MasTec North America, Inc. (“Mastec”), one of Verizon’s prime contractors, and we retracted our announcement of the contracts received with Verizon.  We have since established qualifications and a relationship with the designated prime contractor, Mastec, and are an insured, bonded and an approved sub-contractor with Mastec.  Our subcontract is incorporated by reference as Exhibit 10.3.   We have assembled a pool of certified installers and are employing squads of them as Mastec job assignments become available.  Since June 2009 we have been assigned to complete ten installations in multi-tenant and multi-dwelling locations.  However, in August we learned that Verizon’s 2009 annual budget for fiber optic installation in the Maryland and Virginia job areas had exhausted.  Mastec then told us that that Verizon’s 2010 installation funding will commence again with new projects being assigned in January 2010.  We will continue to perform small subcontracting assignments for Mastec through the end of 2009 and are assigned to at least two additional jobs in December 2009.  Thus far in 2009 we have succeeded in both entering the fiber optic installation business and receiving positive feedback from Mastec for the quality of our work, which we hope will enable us to participate in multi-week installation engagements.  Our revenue thus far from this line of business has been minimal, and our ability to make a profit from this area of business will depend on our ability to participate in increasingly larger installation projects.

The underlined text is the revised disclosure.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Gunther Than

Gunther Than

Chief Executive Officer